Relating to Preliminary Prospectus Supplement dated December 3, 2024 and

Registration Statement No. 333-263756

PRICING TERM SHEET

READY CAPITAL CORPORATION
9.00% SENIOR NOTES DUE 2029
PRICING TERM SHEET

Dated: December 3, 2024

This pricing term sheet supplements Ready Capital Corporation’s preliminary prospectus supplement, dated December 3, 2024 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (as defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Ready Capital Corporation and not its subsidiaries.

Issuer:	Ready Capital Corporation, a Maryland Corporation
Securities Offered:	9.00% Senior Notes due 2029 (the “Notes”)
Aggregate Principal Amount:	$115,000,000 (or $132,250,000 if the underwriters’ over-allotment option to purchase additional Notes is exercised in full)
Rating:	BBB+ by Egan-Jones Ratings Company. A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
Trade Date:	December 3, 2024
Settlement Date (T+5):	December 10, 2024; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.
Maturity:	December 15, 2029
Interest Rate:	9.00% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months
Interest Payment Dates:	March 15, June 15, September 15, and December 15 of each year, commencing, in the case of the Notes, on March 15, 2025.
Issue Price to Investors:	$25.00 per Note, plus accrued interest, if any, from December 10, 2024, if settlement occurs after that date

Optional Redemption Provision:	We may not redeem the Notes prior to December 15, 2026. On or after December 15, 2026, we may redeem for cash all or any portion of the Notes, at our option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, to, but excluding, the redemption date.
Change of Control:	The occurrence of a Change of Control Repurchase Event will require the Issuer to offer to repurchase the Notes for cash at a repurchase price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.
Denominations:	$25 minimum denominations and $25 integral multiples thereof
Underwriters’ Discount:	$0.7875 per Note
Proceeds to Issuer (before expenses):	$111,377,500 (or $128,084,125 if the underwriters’ over-allotment option to purchase additional Notes is exercised in full)
Use of Proceeds:	We intend to contribute the net proceeds from this offering to our Operating Partnership in exchange for the issuance by the Operating Partnership of the Mirror Note with terms that are substantially equivalent to the terms of the notes in this offering. Our Operating Partnership intends to use the net proceeds to originate or acquire our target assets consistent with our investment strategy and for general corporate purposes. Pending such anticipated uses, our Operating Partnership may use a portion of the net proceeds from this offering to temporarily reduce borrowings outstanding under our loan repurchase agreements or credit facilities and may invest the net proceeds of this offering in interest-bearing, short-term investments, including money market accounts, in each case that are consistent with our intention to continue to qualify as a REIT. These short-term investments are expected to provide a lower net return than we will seek to achieve from our target assets.
Listing:	We intend to apply to list the Notes being sold in this offering on the New York Stock Exchange (the “NYSE”) under the symbol “RCD” and expect trading of the Notes to commence thereon within 30 days after the original issue date.
CUSIP/ISIN:	75574U 838 / US75574U8383
Book-Running Managers:	Morgan Stanley & Co. LLC Piper Sandler & Co. RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus dated March 21, 2022 and a preliminary prospectus supplement dated December 3, 2024) on Form S-3 (File No. 333-263756) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the related preliminary prospectus supplement and the documents incorporated by reference therein for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it from Morgan Stanley & Co. LLC by calling 1-800-584-6837 Piper Sandler & Co. at 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, or by calling toll-free 866-805-4128, or by email at fsg-dcm@psc.com, RBC Capital Markets, LLC by calling 1-866-375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com, UBS Securities LLC by calling 1-888-827-7275, Wells Fargo Securities, LLC by calling 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com.